UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **December 5, 2007**

CALPINE CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**1-12079**	**77-0212977**
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

50 West San Fernando Street, San Jose, California 95113
717 Texas Avenue, Houston, Texas 77002
(Addresses of principal executive offices and zip codes)

Registrant's telephone number, including area code: (408) 995-5115

(Former name or former address if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

TABLE OF CONTENTS

ITEM 7.01 — REGULATION FD DISCLOSURE
ITEM 9.01 — FINANCIAL STATEMENTS AND EXHIBITS
SIGNATURES
EXHIBIT INDEX
EXHIBIT 99.1

ITEM 7.01 — REGULATION FD DISCLOSURE

On December 5, 2007, Calpine Corporation issued the press release attached as Exhibit 99.1 hereto.

ITEM 9.01 — FINANCIAL STATEMENTS AND EXHIBITS

(d) Exhibits

99.1 Calpine Corporation Press Release Dated December 5, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CALPINE CORPORATION

By: /s/ Charles B. Clark, Jr.

Charles B. Clark, Jr.
Senior Vice President and
Chief Accounting Officer

Date: December 5, 2007

EXHIBIT INDEX

Exhibit	Description
99.1	Calpine Corporation Press Release Dated December 5, 2007.

EXHIBIT 99.1



CONTACTS:

NEWS RELEASE

Media Relations:
Mel Scott
713-570-4553
scottm@calpine.com

Investor Relations:
Norma F. Dunn
713-830-8883
norma.dunn@calpine.com

Calpine Intends To Re-List On New York Stock Exchange
Upon Emergence From Bankruptcy

(SAN JOSE, Calif. and HOUSTON, Texas) Dec. 5, 2007 – Calpine Corporation [OTC Pink Sheets: CPNLQ] announced today that it has filed an application to list the common stock of the reorganized Calpine on the New York Stock Exchange ("NYSE") after the company's emergence from bankruptcy. Subject to the approval of its listing application and the effectiveness of its Plan of Reorganization, Calpine anticipates that the shares of the newly issued stock will begin trading on the NYSE in January 2008 under the ticker symbol CPN.

"Having the NYSE's support and confidence in the reorganized Calpine is another positive step forward in our restructuring process," said Robert P. May, Calpine's Chief Executive Officer. "We look forward to continuing to work with our constituents throughout the restructuring process to emerge as a financially stable, stand-alone company with an improved competitive position in the energy industry.

"We are pleased to welcome Calpine back to our family of listed companies," said Catherine R. Kinney, President, Co-Chief Operating Officer, NYSE Euronext. "We look forward to an outstanding partnership with the company and to providing Calpine with the superior market quality, information services and unsurpassed brand offered to issuers on the NYSE Euronext."

The Company expects to emerge from Chapter 11 prior to Jan. 31, 2008.

About Calpine

Calpine Corporation is helping meet the needs of an economy that demands more and cleaner sources of electricity. Founded in 1984, Calpine is a major U.S. power company, capable of delivering nearly 24,000 megawatts of clean, cost-effective, reliable and fuel-efficient electricity to customers and communities in 18 states in the U.S. The company owns, leases and operates low-carbon, natural gas-fired and renewable geothermal power plants. Using advanced technologies, Calpine generates electricity in a reliable and environmentally responsible manner for the customers and communities it serves. Please visit www.calpine.com for more information.

-more-

In addition to historical information, this Report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We use words such as "believe," "intend," "expect," "anticipate," "plan," "may," "will" and similar expressions to identify forward-looking statements. Such statements include, among others, those concerning our expected financial performance and strategic and operational plans, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. You are cautioned that any such forward-looking statements are not guarantees of future performance and that a number of risks and uncertainties could cause actual results to differ materially from those anticipated in the forward-looking statements. Such risks and uncertainties include, but are not limited to: (i) the risks and uncertainties associated with our Chapter 11 cases and CCAA proceedings, including our ability to successfully reorganize and emerge from Chapter 11; (ii) our ability to implement our business plan; (iii) financial results that may be volatile and may not reflect historical trends; (iv) seasonal fluctuations of our results; (v) potential volatility in earnings associated with fluctuations in prices for commodities such as natural gas and power; (vi) our ability to manage liquidity needs and comply with covenants related to our existing financing obligations and anticipated exit financing; (vii) the direct or indirect effects on our business of our impaired credit including increased cash collateral requirements in connection with the use of commodity contracts; (viii) transportation of natural gas and transmission of electricity; (ix) the expiration or termination of our PPAs and the related results on revenues; (x) risks associated with the operation of power plants including unscheduled outages; (xi) factors that impact the output of our geothermal resources and generation facilities, including unusual or unexpected steam field well and pipeline maintenance and variables associated with the waste water injection projects that supply added water to the steam reservoir; (xii) risks associated with power project development and construction activities; (xiii) our ability to attract, retain and motivate key employees; (xiv) our ability to attract and retain customers and counterparties; (xv) competition; (xvi) risks associated with marketing and selling power from plants in the evolving energy markets; (xvii) present and possible future claims, litigation and enforcement actions; (xviii) effects of the application of laws or regulations, including changes in laws or regulations or the interpretation thereof; and (xix) other risks identified in this Report and our 2006 Form 10-K. You should also carefully review other reports that we file with the SEC, including without limitation our 2006 Form 10-K. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future developments or otherwise.

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